Epstein Becker & Green, P.C.

250 Park Avenue

New York, NY 10177

DIRECT:

(212) 351-4522

tpolin@ebglaw.com

June 14, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy A. Fisher, Assistant Director

Re:	AtriCure, Inc.
Registration Statement on Form S-l
Filed April 20, 2005
File No. 333-124197

Ladies and Gentlemen:

On behalf of AtriCure, Inc. (“AtriCure”), we are filing, via EDGAR, one copy of Amendment No. 1 to the above-referenced Registration Statement. In addition, we have sent to Ms. Mary Beth Breslin at the Commission, via overnight courier, five courtesy copies of Amendment No. 1, two of which have been marked to show changes that have been made to the Registration Statement.

Amendment No. 1 incorporates changes requested by the staff in its letter of comments dated May 12, 2005 and certain other changes. With respect to the specific comments set forth in the staff’s letter, please be advised as follows (all paragraphs being captioned and numbered to correspond to the captions and numbers set forth in the letter of comments):

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also note that we may have additional comments after you file this information.

We confirm that the preliminary prospectus will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range and other information that was left blank throughout the initial document.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

2.	Please note that we will also have comments when you complete the numerous blanks throughout the filing that are not price related.

We note that you may have additional comments.

Cover Page

3.	In order to comply with the staff’s long standing position, please remove the language designating UBS Investment Bank and Piper Jaffray as “joint book-running managers.”

We have removed the language designating UBS Investment Bank and Piper Jaffray as “joint book-running managers.”

Summary – Page 1

4.	Expand the first paragraph to provide more detailed and specific information regarding the current status of FDA approval, including the steps you need to take before you can obtain FDA approval and an estimate of how long it may take before you receive FDA approval for the treatment of AF. Define the term “off- label” use.

We have provided in a new third paragraph of the Summary more detailed and specific information regarding the current status of FDA approval, including the steps AtriCure will need to take before it can obtain FDA approval and an estimate of how long it may take before AtriCure intends to seek FDA approval for the treatment of AF. We have also defined the term “off- label” use in the second paragraph, where it is now first used.

5.	In the second paragraph where you use the term “full commercial release,” expand to explain the current FDA-approved uses of your product and the extent to which your product is so used.

We have expanded the second and third paragraphs of our Business section to explain the current FDA-approved uses of the AtriCure bipolar ablation system and made it clear that AtriCure does not believe that its system is being used for its FDA cleared uses. We have also revised the disclosure to refer to “general commercial release.”

6.	We note your substantial disclosure here and in the Business section describing the market opportunity for the use of your product in the treatment of atrial

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

fibrillation. Reconcile this disclosure with the fact that your product has not been approved by the FDA for the treatment of atrial fibrillation and you are not permitted to market your product for such use until you have received approval from the FDA. Revise to discuss the restrictions on your ability to market or promote your system for off-label uses and to train physicians to use your system for ablation of cardiac tissue or the surgical treatment of AF, and limit appropriately your discussion of the market opportunity for the use of your product to treat atrial fibrillation.

Although the AtriCure bipolar ablation system has not been approved by the FDA for the treatment of atrial fibrillation and AtriCure is not permitted to promote its products for such use until it has received approval from the FDA, the FDA does not regulate the practice of medicine and, accordingly, doctors are lawfully using the AtriCure bipolar ablation system for the treatment of AF, which AtriCure views as its market opportunity. We have revised the disclosure in the Summary and in the Business section to discuss the restrictions on AtriCure’s ability to market or promote its system for off-label uses and to train physicians to use its system for the ablation of cardiac tissue or the surgical treatment of AF. We have also added disclosure in the final paragraph of Our Market in the Summary section regarding restrictions on AtriCure’s ability to market its bipolar ablation system.

7.	Please revise your disclosure, here and in the business section, to state briefly the basis for your beliefs that:

•	Your system is “safe, rapid, and reliable,” and that surgeons have used your system “to safely, rapidly and reliably” create transmural lesions, particularly considering your adverse event disclosure on pages 52–53 and your disclosure on page 8 that limited clinical data is available relating to the safety and effectiveness of your system,

•	Your system “reduces the risk of blood clots, strokes and damage to adjacent anatomical structures,” and

•	“Leading cardiothoracic surgeons have widely adopted” your system as a “standard treatment alternative” for atrial fibrillation.

Also supplementally provide support for these findings. Please clearly mark the supporting statements. Specifically identify any professionals with whom you have entered into consulting agreements if they also have authored any articles you are furnishing as supplemental support.

We have revised the disclosure, here and in the Business section, to state briefly the following statements:

•	Its system is “safe, rapid and reliable,” and that surgeons have used the AtriCure bipolar ablation system “to safely, rapidly and reliably” create transmural lesions;

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

•	Its system “reduces the risk of blood clots, strokes and damage to adjacent anatomical structures;” and

•	“Leading cardiothoracic surgeons have widely adopted” its system as a “standard treatment alternative” for atrial fibrillation. Please note that we have revised this language to remove the term “widely” from the disclosure.

Please refer to Exhibit A for support for these findings. We note that Ralph J. Damiano, Jr., MD, Richard P. Schuessler, PhD, A. Marc Gillinov, MD, and Patrick M. McCarthy, MD are the professionals with whom AtriCure has entered into consulting agreements who also have authored articles that we are furnishing as supplemental support. We also note that Delos M. Cosgrove III, MD, a former member of AtriCure’s board of directors, and Sydney L. Gaynor, MD, AtriCure’s current director of clinical affairs, have authored articles that we are furnishing as supplemental support.

8.	We note your statement here and on page 40 that you believe “the AtriCure bipolar ablation system is currently a market leader in the treatment of AF during open-heart surgical procedures.” Provide supplemental independent support for this statement of leadership position. Please mark the section or sections of the supplemental materials that supports your statement.

Please refer to Exhibit B for supplemental independent support for AtriCure’s belief that “the AtriCure bipolar ablation system is currently a market leader in the treatment of AF during open-heart surgical procedures.”

Our Solution – Page 2

9.	Please balance the discussion of your “solution” with a discussion of the principal challenges or risks facing the company, such as the fact that you have not yet received FDA approval of your product to treat the market you have targeted and the consequences of the lack of FDA approval.

We have balanced the discussion of Our Solution with a discussion of the fact that AtriCure has not yet received FDA approval of its product to treat the market it has targeted. We have noted that the AtriCure bipolar ablation system may not receive FDA approval and that the lack of FDA approval may prevent sales of its bipolar ablation system, which would cause AtriCure to lose all or substantially all of its revenues and would require significant financing to conduct necessary clinical trials and sustain its operations until sales could resume.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

10.	Reconcile the disclosure in the first bullet with the disclosure on page 9, which indicates that you have not begun clinical trials to treat AF as a sole-therapy minimally invasive procedure yet.

AtriCure has not yet received approval from the FDA to begin clinical trials for use of the AtriCure bipolar ablation system as a sole-therapy minimally invasive procedure. However, there have been preliminary clinical studies conducted by independent third parties at leading cardiac care centers. We have clarified the disclosure throughout Amendment No. 1 to indicate that these clinical trials were conducted by independent third parties and not by or on behalf of AtriCure.

11.	We note the disclosure at the bottom of page 9, which indicates that “we may not make claims about the safety or effectiveness of the AtriCure bipolar ablation system for the ablation of cardiac tissue or the treatment of AF....” Reconcile that prohibition with the bullets under this caption.

We have revised the disclosure in the bullet points to clarify that AtriCure is reporting the results of independent third party studies and not independently making claims about the safety or effectiveness of the AtriCure bipolar ablation system for the ablation of cardiac tissue or the treatment of AF.

Recent Events – Page 3 (now page 3 “Summary-Acquisition of Enable Medical Corporation”)

12.	Here and in the Business section, under a revised heading that more accurately describes the concurrent acquisition of related party Enable Medical Corporation, please expand to discuss briefly the material terms of the acquisition agreement and the reason you are acquiring Enable at this time. For instance, we note your disclosure that one reason for the acquisition is to provide you with “better control over research, development, and manufacturing activities,” although the companies appear to be currently under common control. Disclose how the purchase price was determined, and quantify how much will be paid to affiliates of AtriCure. Briefly describe the extent of the affiliation between Enable and AtriCure and AtriCure’s officers and directors. Finally, please file the agreement as an exhibit to the registration statement.

We have, here and in the Business section, under a revised heading entitled “Acquisition of Enable Medical Corporation,” expanded the disclosure to discuss the material terms of the acquisition agreement and the reason AtriCure is acquiring Enable Medical Corporation (“Enable”) at this time. We have also disclosed how the purchase price was determined, and noted that affiliates of AtriCure will receive a majority of the proceeds from the acquisition of Enable. We have also described the extent of the affiliation between Enable and AtriCure and AtriCure’s officers and directors. We have filed the agreement as an exhibit to the registration statement.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

The Offering – Page 4 (now page 5)

13.	Please revise to quantify the portion of the proceeds of the offering to be used for each purpose indicated.

We have revised the disclosure to quantify the portion of the proceeds of the offering to be used for each purpose indicated.

14.	Please revise to indicate that Enable is a related party, and briefly explain the basis of the affiliation between Enable and AtriCure.

We have revised the disclosure to indicate that Enable is a related party with which we have a director, shareholders and an officer in common.

15.	We note your disclosure on pages 38 and F-14 that upon completion of this offering, you must repay the amount you borrowed under the terms of a credit facility that you entered into on March 8, 2005 with Lighthouse Capital Partners, and that you will additionally pay a fee of 15% of the aggregate amount borrowed under the credit line. Please revise here and on page 38 to quantify the dollar amount outstanding under this credit facility, the dollar amount of the 15% fee, and clarify whether you intend to use proceeds from the offering to pay these amounts.

We have revised the disclosure here and on pages 5, 31 and 43 to indicate that as of May 31, 2005, AtriCure does not have any amounts outstanding under this credit facility. We have also revised the disclosure concerning loan repayment terms, including the fee due at maturity on September 1, 2009 equal to 15% of the aggregate amount borrowed under the credit facility. We also state that AtriCure may use proceeds from this offering to pay for amounts that would be outstanding in the event that AtriCure borrowed amounts under this facility.

Risk Factors – Page 7 (now page 9)

Risks Relating to Our Business – Page 7 (now page 9)

16.	Many of your risk factors describe multiple risks. For instance, under one risk factor caption regarding the impact of failure to comply with FDA regulations on pages 15-17, you discuss multiple risks, such as risks resulting from improper product promotion, noncompliance with ongoing QSR regulations, and the potential negative impact of adverse event reporting. Please revise throughout this section to provide individual risk factor disclosure under captions that more specifically describe each particular risk facing the company.

We have revised throughout this section to provide individual risk factor disclosure under captions that more specifically describe each particular risk facing the Company. For

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

example, we have added the following captions: “Unless we are able to complete the clinical trials required to support future submissions to the FDA . . ..” on page 11; “Our current inability to educate or train doctors . . .” on page 13; “An inability to forecast future revenues or estimated life cycles of products . . .” on page 19; and “If we or our third party vendors fail to comply with extensive FDA regulations . . .” on page 19.

17.	Under a separate risk factor caption, disclose the risks regarding the fact that medical malpractice carriers are raising premiums or withdrawing coverage for doctors to perform procedures using off-label devices such as your system, as noted on page 12.

On page 16, we have included a separate risk factor regarding the fact that medical malpractice carriers are raising premiums or withdrawing coverage for doctors to perform procedures using off-label devices, such as the AtriCure bipolar ablation system. This risk factor may be found under the following caption: “The increase in cost of medical malpractice premiums to doctors and hospitals or the lack of malpractice insurance coverage due to the use of our system by doctors for an off-label indication may cause certain doctors or hospitals to decide not to use our system and may damage our ability to grow and maintain the market for our system.”

Risks Relating to the Offering – Page 22 (now page 26)

18.	Please add a risk factor discussing the risks to investors associated with the fact that in excess of 10% of the anticipated gross proceeds of the offering will be used to acquire the business of a related party.

On page 29, we have added a risk factor discussing the risks to investors associated with the fact that in excess of 10% of the anticipated gross proceeds of the offering will be used to acquire Enable, a related party. This risk factor may be found under the following caption: “We expect to use more than 10% of the net proceeds from this offering to acquire Enable, a related party, which acquisition could involve terms that are less favorable than an acquisition of an unrelated party.”

Use of Proceeds – Page 28 (now page 31)

19.	Given the timing of the termination provision of the credit facility with Lighthouse Capital Partners, it appears that a portion of the offering proceeds will be used to repay the amounts borrowed and the fee due at maturity. Revise to quantify these amounts and provide the disclosures required by Instruction 4 to Item 504 of Regulation S-K.

We have revised the disclosure to indicate that as of May 31, 2005, there are no amounts outstanding under the facility and provided the disclosures required by Instruction 4 to Item 504 of Regulation S-K. We have stated that our ability to draw down amounts

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

under this facility ends on the earlier of September 1, 2005 and the closing of the offering and that any amounts drawn down under this facility will mature on September 15, 2009.

20.	Please revise to provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K concerning the acquisition of Enable. Also quantify the amount of proceeds affiliates will receive as a result of the Enable acquisition.

We have revised to provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K concerning the acquisition of Enable and disclosed the fact that affiliates of AtriCure will receive a majority of the proceeds from the sale of Enable.

Capitalization – Page 29 (now page 32)

21.	Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

We have removed the cash and cash equivalents disclosure from the presentation of capitalization.

Management’s Discussion and Analysis – Page 34 (now page 37)

Results of Operations – Page 36 (now page 39)

22.	Please revise to quantify the increase in volume of units sold and to clarify whether price increases contributed to the increase in revenue from the prior period. Please expand to discuss and quantify each factor that contributed to the significant increase each period, including the impact from the addition of new products. Your discussion of cost of revenues should also provide quantitative details as to the increase in product shipments and clarify why the items discussed resulted in an increase to cost of revenues compared to prior year while cost of revenues as a percentage of total revenues remained the same for both years.

We have revised the revenue disclosures to include quantitative details on price/volume, and the significant factors contributing to the increase in each period. In addition, we have also revised our discussion on cost of revenues to provide the reader with a better understanding of the movements in cost of revenues as it relates to revenues as well as the quantitative details of units shipped.

23.	In addition, expand your discussion of expenses to discuss and quantify each significant factor that contributed to the significant variances each period.

We have revised our discussion of expenses to better describe the significant factors contributing to the variances between periods.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

24.	Revise your discussion of research and development expense to also address the status of specific R&D projects or groups of related projects and any uncertainties associated with completing the projects. Also, revise to disclose whether historical R&D costs are indicative of future expenses.

We have revised the disclosure to discuss the various research and development projects AtriCure is currently working on. We have also revised the disclosure to inform the reader that we expect research and development costs to increase overall, but remain relatively flat as a percentage of revenues.

25.	We note your research and development expenses increased in 2004 as a result of the hiring of additional engineers, and that your selling, general and administrative expenses increased in 2003 due to the “rapid expansion” of your sales force. Please quantify the number of employees added and describe why additional employees were hired during each period discussed, particularly with respect to the additional salespeople considering your disclosure on page 7 that you do not believe doctors are using your system for any purpose other than the surgical treatment of atrial fibrillation, although you currently do not have the requisite FDA approval to market your product for the treatment of atrial fibrillation.

We have enhanced the disclosure to more fully describe why additional employees were hired during each period discussed.

Liquidity and Capital Resources – Page 37 (now page 42)

26.	Please revise to discuss the nature of the non-cash preferred stock interest expense in your description of the differences between net loss and cash used in operations. In addition, please revise to more fully discuss your business’ sources and uses of cash and capital expenditures. That analysis should focus on the drivers of your cash flows and should not be a recitation of the line items in your cash flow statement.

We have revised the disclosures to reflect the effect of the non-cash preferred stock interest expense and provided a more detailed disclosure of the drivers of cash flows.

27.	Please revise to clarify whether the $500,000 non-refundable payment to Enable in January 2005 is considered a down payment of the purchase price or paid in addition to the stated purchase price of $6.5 million ($7 million if the closing of the offering occurs after July 1, 2005).

We have modified the disclosure to clarify that the $500,000 payment to Enable was made as an advance towards the purchase price of $6.5 million or $7.0 million.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

28.	Please file the credit agreement with Lighthouse Capital Partners as a material contract exhibit to the registration statement. Refer to Item 601(b)(10)(i) of Regulation S-K.

We have filed the credit agreement with Lighthouse Capital Partners V, L.P. as an exhibit to the registration statement.

29.	Please expand the discussion of critical accounting estimates to more fully describe subjective judgments and uncertainties and significant estimates associated with its application. While the notes to financial statements should present the basic accounting policies, critical accounting policy disclosure should address the nature and extent of subjective judgments and uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. For example, the stock based compensation should be included as a critical accounting policy since it appears from your disclosures that there is significant judgment in your accounting for stock based compensation. Refer to FR-60 and FR 72.

We have revised the disclosure to describe critical accounting policies, including a disclosure on stock based compensation and our deferred tax asset valuation allowance. In addition, we have expanded disclosure of certain other policies.

Business – Page 40 (now page 46)

30.	Please expand your disclosure to discuss the development of your business as required by Item 101(a)(l) of Regulation S-K. In particular, describe the spin-off transaction in 2000 and explain the business purpose for the transaction.

We have expanded the disclosure to discuss the development of the business as required by Item 101(a)(l) of Regulation S-K, including the spin-off transaction in 2000 and the business purpose for the spin-off.

31.	Please provide the disclosure of the material effects of environmental regulations on your business pursuant to Item 101(c)(l)(xii) of Regulation S-K. In this regard, we note your disclosure on page 22.

We have included disclosure regarding the effects of environmental regulations in the manufacturing section of the Business section on page 66.

32.	In an appropriate location in the filing, provide more detailed information about consultants and compensation paid to them.

We have added more detailed information about consultants and compensation paid to them in the consulting relationships section of the Business section on page 66.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

Clinical Trials – Page 45 (now page 53)

33.	Revise to explain what IDE approval from the FDA is, and clarify here and on page 51 whether you will need to obtain an IDE prior to each clinical trial you will conduct. If so, provide an estimate of how long the approval process could take for each IDE.

We have revised to explain what IDE approval from the FDA is, and clarified here and on page 58 that AtriCure will need to obtain an IDE prior to each clinical trial it will conduct. We have also provided an estimate of how long the approval process could take for each IDE.

Intellectual Property – Page 55 (now page 63)

34.	Please revise to state the duration of your patents.

We have revised to state the duration of these patents.

Manufacturing – Page 56 (now page 64)

35.	Please revise to discuss briefly the material terms of your agreement with the supplier of your ablation sensing unit, including any significant obligations or commitments of the parties, duration, termination provisions, and any intellectual property indemnification provisions. Also identify the supplier.

We have revised to discuss briefly the material terms of AtriCure’s agreement with Stellartech Research Corporation, the supplier of AtriCure’s ablation sensing unit.

Management – Page 58 (now page 68)

36.	We note your disclosure on page 61 that there are existing voting agreements among the holders of your common stock, Series A preferred stock, and Series B preferred stock. Please revise to briefly discuss the terms of the agreements, and file them as exhibits to the registration statement. Refer to Item 601(b)(9) of Regulation S-K.

We have included a brief discussion of the voting agreement in Certain Relationships and Related Party Transactions (and included a cross-reference in Management) and filed it as an exhibit to the registration statement.

Principal Stockholders – Page 68 (now page 78 “Principal and Selling Shareholders”)

37.	Please revise to identify the natural persons who have or share voting and/or investment control of the shares held by the entities identified in the table.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

We have revised to identify the natural persons who have or share voting and/or investment control of the shares held by the entities identified in the table, with the exception of U.S. Venture Partners. We will include those natural persons who have or share voting and/or investment control of the shares held by U.S. Venture Partners by further amendment.

Certain Relationships and Related Party Transactions – Page 70 (now page 81)

Enable – Page 72 (now page 83)

38.	Please revise to discuss in greater detail the material terms of the acquisition agreement and provide the disclosures required by Instruction 5 to Item 404(a) of Regulation S-K.

We have provided additional disclosure and cross-referenced the discussion in the business section of the material terms of the acquisition agreement.

39.	Please expand your disclosure to discuss the material terms of the current manufacturing and supply agreement with Enable, including any significant obligations or commitments of the parties, duration, termination provisions, and any intellectual property indemnification provisions. Please file this agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(i) of Regulation S-K.

We have expanded the disclosure to discuss the material terms of the current master development, manufacturing and supply agreement with Enable and filed this agreement as an exhibit to the registration statement.

Shares Eligible for Future Sale – Page 80 (now page 92)

40.	Please disclose the number of holders of your common stock as required by Item 201(b) of Regulation S-K.

We have disclosed the number of holders of AtriCure’s common stock, as required by Item 201(b) of Regulation S-K.

Underwriting – Page 82 (now page 94)

41.	We note your disclosure that in connection with the offering, certain underwriters or dealers may distribute prospectuses electronically. Please describe supplementally the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

We may have further comment.

UBS Securities LLC and Thomas Weisel Partners LLC have informed AtriCure that they may engage in electronic offers or distributions, as described herein. Piper Jaffray & Co. and A.G. Edwards & Sons, Inc. have informed AtriCure that they will not engage in electronic offers, sales or distributions.

As a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC (together, “UBS”), may distribute preliminary prospectuses electronically to certain of their customers. To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission. UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its “New Issues” system (formerly known as DealKey (SM)) and described in the next paragraph).

UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through “New Issues”, a section of the UBS Investment Bank Client portal that is part of UBS Securities LLC’s web-based client services site. UBS Securities LLC will accept indications of interest from those certain customers through “New Issues” but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The “New Issues” section is separate from UBS Securities LLC’s

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

publicly available website as access to “New Issues” is password-protected. UBS Securities LLC customers may obtain password access to “New Issues” upon request. UBS Securities LLC currently limits access to “New Issues” in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. “New Issues” contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain only Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). In some cases, the offering summary page will also contain a link to the offering road show as discussed below. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. The Company has been informed by UBS Securities LLC that Ms. Kristina Schillinger, Esq. of the Securities and Exchange Commission has previously reviewed UBS Securities LLC’s electronic offering procedures without objection in the spring of 2001. UBS Securities LLC continues to employ the same procedures as those reviewed by Ms. Schillinger.

UBS Securities LLC has informed AtriCure that, in addition to distributing prospectuses electronically through “New Issues”, it may send preliminary prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

Thomas Weisel Partners LLC has informed AtriCure that it may send prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy. To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission. Thomas Weisel Partners LLC will not accept indications of interest, offers to purchase or confirm sales electronically.

AtriCure will not know the final composition of the underwriting syndicate until after the Registration Statement is declared effective. AtriCure will supplement this response if it learns that any additional members of the underwriting may engage in electronic offers, sales or distributions.

AtriCure understands that UBS Securities LLC plans to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. The internet address of NetRoadshow, Inc. is “www.netroadshow.com”. UBS Securities LLC has entered into a Master Services Agreement with NetRoadshow, Inc., which is attached as Exhibit C. The only material that will appear on NetRoadshow, Inc.’s website in connection with the offering will be a copy of the preliminary prospectus and the road show. In accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.

Index to Financial Statements – Page F-1

42.	Revise your filing to include Schedule II – Valuation and Qualifying Accounts for Atricure, Inc. Your independent registered public accountant should audit this schedule. Refer to Article 12 of Regulation S-X.

We have revised our filing to include Schedule II – Valuation and Qualifying Accounts, as required by Article 12 of Regulation S-X.

43.	Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.

The appropriate interim financial information has been inserted into the registration statement in accordance with the requirements of Regulation S-X, Rule 3-12.

Consolidated Financial Statements of AtriCure, Inc. for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm – Page F-2

44.	We note your “draft” report for the effect of a reverse stock split of your stock, which will become effective at the closing of the offering. Prior to going effective the audit report should be signed and the draft language should be removed.

AtriCure confirms that, prior to going effective, the audit report will be signed and the draft language will be removed.

Statements of Shareholders’ Deficit – Page F-5

45.	Please revise to disclose changes in the number of shares outstanding for each period for which changes in retained earnings are reported. It is acceptable to disclose only the changes for the most recent annual period.

The Statement of Shareholders’ Deficit has been revised to reflect the number of shares outstanding for all periods presented.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

Note 1. Summary of Significant Accounting Policies – Page F-7

Nature of Business

46.	Provide more details of the accounting for the spin-off transaction, including the basis for recording the assets and liabilities after the spin-off and the amount of common ownership between the entities after the transaction.

We have provided details of the accounting for the spin-off transaction, including the basis for recording the assets and liabilities after the spin-off and the amount of common ownership between the entities after the transaction.

Revenue Recognition

47.	Tell us why shipment is the appropriate point for product sales revenue. Supplementally describe the terms and conditions of product sales in sufficient detail to support that your practice is appropriate under SAB 104 and EITF 00-21. Please revise to address the nature and extent of any post shipment obligations, rights of return, sales incentives and customer acceptance provisions, including discussion of how these impact your revenue recognition practices. In addition, address return policies and payment terms for both end-users and distributors.

AtriCure sells its medical device products through a direct and indirect sales force. Pursuant to AtriCure’s standard sales terms, revenue is recognized when title to the goods and risk of loss transfer to customers and there are no remaining obligations that will affect the customer’s final acceptance of the sale. AtriCure’s standard sales terms, as illustrated on AtriCure’s invoices, define the transfer of title and risk of loss to occur upon shipment to the respective customer (i.e., FOB Shipping Point).

AtriCure maintains no post-shipping obligations to the recipients of the respective equipment. No installation, calibration or testing of this equipment is performed by AtriCure subsequent to shipment to the customer in order to render it operational. Installation is rudimentary as the recipient (the customer) of the equipment completes the process using the information in the operating manual provided by AtriCure. AtriCure personnel are not required to be present at the customer’s location for use of the equipment. The equipment is essentially “plug and play.”

AtriCure’s typical practice is to not provide sales discounts. Sales incentives are extremely limited and not a common company practice.

AtriCure does not generally accept product returns unless the products are damaged in shipment. Sales terms are consistent for both end-users and distributors, with terms generally not exceeding 120 days.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

Based on the above factors, AtriCure believes that it has met the criteria of SAB 101, SAB 104 and EITF-0021 and appropriately recognizes revenue upon shipment of the product.

Property and Equipment

48.	We see that you loan cryo-units and generators at no cost to medical providers who use your products. Tell us how you have considered whether this arrangement represents a separate unit of accounting under EITF 00-21. Tell us why a portion of revenue from the sale of the related products should not be deferred and recognized over the period the equipment is on loan. Please indicate the basis for the 3 year depreciation period. In addition, clarify whether this equipment is provided on a consignment basis, and if it subsequently sold to the customer. Details of the accounting treatment for this loaned equipment should be provided.

AtriCure provides certain equipment (e.g., generators) to its customers free of charge for use with the related medical handpieces. The practice of loaning such equipment for use with AtriCure’s product is a common industry practice. AtriCure retains title to the loaned equipment, which is depreciated over a three year period in accordance with AtriCure’s standard depreciation policy associated with such property. AtriCure estimates that the useful life of the generator, which is programmed with software to regulate power to the handpieces connected to the generator, will be approximately three years. Related depreciation expense is recorded in cost of revenues.

Prior to shipment of the equipment to the customer, AtriCure requires the customer to sign a consent acknowledging that the equipment is on loan and that damage to the equipment is the customer’s responsibility while on loan. The customer retains the loaned equipment for an indefinite period of time, subject to the customer’s continued use of AtriCure’s related medical handpieces.

Deferral of revenues is not considered appropriate as the customer is not required to purchase a fixed quantity of handpieces in order to retain the loaned equipment nor is it reasonably possible to quantify the related sales volume over the expected retention period of the equipment. If use of AtriCure’s handpieces is discontinued (by determination of the customer or by AtriCure), AtriCure makes arrangements to retrieve the equipment by utilizing AtriCure’s personnel for physical retrieval at the customer’s location or by means of common carrier. AtriCure does not provide the generators on a consignment basis. Accordingly, AtriCure has concluded that this is not a multi-element sale under EITF 00-21.

Note 2. Stock Option Plan – Page F-9

49.	We see from page 66 that you may grant stock appreciation rights under your Equity Incentive Plan. Tell us whether you have granted any stock appreciation

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

rights and, if so, please revise your filing to disclose how you are accounting for the rights in your audited financial statements.

The 2005 Equity Incentive Plan, which permits the grant of stock appreciation rights, is in the process of being approved. To date, AtriCure has not granted any stock appreciation rights.

50.	We are deferring any evaluation of stock compensation recognized until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

We have noted that the staff is deferring any evaluation of stock compensation recognized until specification of the estimated offering price.

51.	Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the deemed fair value of the underlying shares of common stock for the options issued within the year preceding the contemplated IPO. Also, provide a similar schedule for issuances of common stock. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements. Tell us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date. Discuss the nature of any events which occurred between the dates the options were granted and the date the registration statement was filed. Relate your valuation methodology to the valuation methodology used to calculate your initial public offering price range. la addition, provide details of estimated pricing information from the underwriters and indicate whether this was considered in determining estimated fair value of the stock, options and warrants issued.

Please refer to Exhibit D to this letter is a schedule providing the information requested by the staff for all stock option grants. The only issuances of common stock occurred at the formation of AtriCure and upon the exercise of stock options.

Prior to this year, each time AtriCure prepared to issue stock options, Norman R. Weldon, Ph.D., a Board member of AtriCure, prepared a valuation of AtriCure stock for review by the Board. As described in the “Management” section of the registration statement, Dr. Weldon holds a Ph.D. in Economics and has a substantial amount of experience as both a venture capitalist and as an executive officer and board member of several publicly held medical device companies. Dr. Weldon was actively involved in the valuation of stock options in his service as a director to publicly-held medical device companies.

Dr. Weldon developed a model to value AtriCure’s shares. The key element of the model is a price to projected revenue assumption. Dr. Weldon updated the model periodically

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

for both changes in AtriCure’s projected revenue and the ratio of stock price to revenue for medical device companies which he tracked. The model also reduced the option valuation by a decreasing percentage ranging from 30% to 15% due to the illiquidity of the options in a private company with no assurances of a public market.

Over time, the value assigned to each option tranche increased, reflecting primarily the increases in the projected revenues of AtriCure.

In the fourth quarter of 2004, AtriCure received confirmation from investment bankers that, with its 2004 projected results and prospects for 2005, an Initial Public Offering was feasible. Based on the information provided by investment bankers, AtriCure calculated its value by applying a multiplier of 4.5 to the projected revenue of AtriCure and then applied an illiquidity discount of 20%. This methodology projected a value per share of $3.60 prior to the illiquidity discount at December 31, 2004 (and prior to the contemplated reverse stock split). AtriCure then recorded a charge to be taken over the vesting period for the difference between the fair value calculated under this methodology and the original fair value for all option grants in 2004.

AtriCure has not yet set an offering price range.

52.	For options granted during the twelve months prior to the date of the most recent balance sheet, please disclose the following in the notes to your financial statements:

a.	For each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value (if any) per option.

b.	Whether the valuation was contemporaneous or retrospective.

c.	If the valuation specialist was a related party, please disclose that fact.

AtriCure believes that the financial statements as presented reflect the required disclosures.

53.	From your disclosure on page F-10, it appears as though your valuation was retrospective. We believe that the following disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:

a.	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range,

b.	Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.

c.	Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

granted during the twelve months prior to the date of the most recent balance sheet.

d.	Disclose the valuation method used and the reasons why you choose that method.

Once a price range has been established, we will expand our disclosures to reflect the midpoint of the price range.

54.	We see that you adjusted the fair value of your stock subsequent to the issuance of stock options during 2004. Please update the schedule on page F-10 to show the revised fair value of options issued.

We have revised the disclosure to reflect the revised fair value of options issued.

Note 3. Convertible Debt – Page F-11

55.	Please revise to disclose the method used to determine the fair value of the warrants issued with the convertible debt and the beneficial conversion feature embedded in the convertible note.

We have revised to disclose the method used to determine the fair value of the warrants issued with the convertible debt and the beneficial conversion feature embedded in the convertible note.

Note 4. Redeemable Preferred Stock – Page F-11 (now page F-12)

56.	We note that if the Series A or B Preferred stock is converted prior to redemption, no amount is due for the 15% rate. We also note that upon completion of the IPO, subject to certain terms, all preferred stock will convert to common stock. Revise to disclose how you will account for the amount accrued for the 15% rate if all preferred stock is converted to common stock upon completion of the IPO. Additionally, tell us why it is appropriate to accrue the 15% rate as interest expense.

Pursuant to the guidance in EITF Topic D-98, AtriCure has assessed the probability that the company’s preferred stock will become redeemable. Topic D-98 requires that the redemption amount of a redeemable security be accrued through the earliest redemption date of the security unless it is not probable that the preferred stock will become redeemable. In assessing this probability, AtriCure noted that both series of preferred stock become redeemable with the mere passage of time unless the company is ultimately successful in completing an IPO prior to the contractual redemption dates. Given the inherent uncertainty of a successful IPO, AtriCure has historically concluded that redemption of the preferred stock is probable. Accordingly, AtriCure has accrued the 15% return for all historical periods and intends to continue such accrual until redemption is no longer assessed as probable.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

If the preferred stock is converted to common stock upon completion of the IPO, the carrying amount of the preferred stock upon such conversion event would be reclassified to common stock. There would be no gain or loss recognized, and the amounts previously accrued for the 15% rate would not be reversed. We have revised Note 4 to disclose this anticipated future accounting.

Note 6. Related Party – Page F-25 (now page F-34 “Note 5- Related Party”)

57.	Please revise to disclose all significant transactions with related parties separately on the face of the financial statements. Refer to SFAS 57 and Rule 4-08(k) of Regulation S-X.

We have disclosed all significant transactions with related parties on the face of the financial statements in compliance with SFAS 57 and Rule 4-08(k) of Regulation S-X.

Consolidated Financial Statements of Enable Medical Corporation, Inc. for the year ended December 31, 2004

Note 1. Summary of Significant Accounting Policies – Page F-20 (now page F-29)

Revenue Recognition

58.	Please revise to provide a more detailed analysis of your revenue recognition policy. Disclose why shipment is the appropriate point for product sales revenue. Specifically address the nature and extent of any post shipment obligations, rights of return and customer acceptance provisions, including discussion of how such obligations and provisions are considered in your practices. Regarding product development details, disclose the significant terms of your product development agreements and why you recognize revenue as contract costs are incurred. The accounting for these arrangements should be clearly disclosed.

Pursuant to Enable’s standard sales terms, revenue is recognized when title to the goods and risk of loss transfer to customers and there are no remaining obligations that will affect the customer’s final acceptance of the sale. Enable’s standard sales terms, as stated on Enable’s invoices, define the transfer of title and risk of loss to occur upon shipment to the respective customer (i.e., FOB Shipping Point).

Enable maintains no post-shipping obligations to the recipients of the equipment. Enable does not accept product returns unless the products are damaged in shipment or deemed substandard by the customer’s quality control department.

Enable maintains certain product development agreements, the most significant of which is with AtriCure. The agreement engages Enable to develop and manufacture certain

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

electrosurgical devices, and to utilize certain facilities, software and equipment. AtriCure was required to pay Enable a monthly fee of at least $96,000 for certain product development services from February 1, 2003 to January 31, 2004. After January 31, 2004 there is no specified monthly payment. The achievement of milestones is not required under the agreement, as revenue is earned by Enable’s ongoing research and development activities.

In addition to the agreement with AtriCure, Enable maintains other, insignificant development agreements whereby revenue is earned as costs are incurred.

Note 2. Stock Option Plan – Page F-22 (now page F-31)

59.	Revise to disclose details of how the fair values for the options issued in fiscal 2004 were determined, including details of the specific assumptions, estimates and valuation methodologies used. Clarify the amount of compensation recorded related to these options and how this complies with SFAS 123.

In August 2004, the Enable Board undertook to value its common stock as it had in 2003. The AtriCure part of Enable’s business is essentially a contract manufacturing business that grew as a result of AtriCure’s success. Revenues from AtriCure for 2004 were projected to be $6.2 million, a 51% increase from 2003. However, as with many contract manufacturing businesses, there was always the risk that the business could get shifted to another manufacturer or that AtriCure could bring manufacturing in house. The scissors piece of Enable’s business was projected to generate revenue of $700,000 in 2004 and, accordingly, Enable was projected to have total revenue of approximately $6.9 million for 2004 and earnings were estimated to be just below $500,000. The Enable Board considered various valuation methodologies and concluded that a price to projected revenue method was most appropriate. Based on comparables, the Enable Board believed that a revenue multiplier of 0.8 to 1.0 was appropriate for a contract manufacturing type of business. This implied a total company valuation of $5.5-$6.9 million. However, as Enable was not publicly traded, a significant liquidity discount was warranted. A 25% illiquidity discount was used which implied a value of about $4.1-$5.2 million. The Enable Board chose the mid point of approximately $4.65 million, which resulted in a price of $0.60 per share.

Enable re-examined its valuation methodology as of December 31, 2004 in connection with the possible initial public offering by AtriCure. The difference between the fair value used for 2004 option grants and the fair value based on updated revenue projections was immaterial and no stock compensation expense was booked.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

Note 5. Related Party – Page F-25 (now page F-34)

60.	Please revise to disclose all significant transactions with related parties separately on the face of the financial statements. Refer to SFAS 57 and Rule 4-08(k) of Regulation S-X.

We have disclosed all significant transactions with related parties on the face of the financial statements in compliance with SFAS 57 and Rule 4-08(k) of Regulation S-X.

Unaudited Pro Forma Combined Financial Information as of and for the year ended December 31, 2004

General

61.	We note the discussion on page 27 that you expect to use $6 million of the net proceeds of this offering to acquire Enable. Please reconcile this with the $6.5 to $7 million disclosed on page F-25.

We have revised the disclosure on Footnote 8 to clarify that only the remaining $6.0 million to $6.5 million of the total purchase price will come from the proceeds of this offering.

Note 2. Pro Forma Adjustments to the Unaudited Combined Balance Sheet – Page F-30 (now page F-48 “Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet”)

62.	Tell us how you considered EITF 04-1 in considering whether there is a preexisting relationship between AtriCure and Enable that should be accounted for as a multiple-element transaction and measured and accounted for in purchase accounting. We note from page 72 that you have a master manufacturing and supply agreement with Enable.

AtriCure considered EITF 04-1 in its analysis of the business combination of Enable in the preparation of the pro forma entries. As noted in Comment 58, Enable maintains certain product development agreements, the most significant of which is with AtriCure. The agreement, as amended, expires on December 31, 2005 and engages Enable to develop and manufacture electrosurgical devices, and to utilize certain facilities, software and equipment. AtriCure was required to pay Enable a monthly fee of at least $96,000 for certain product development services from February 1, 2003 to January 31, 2004. After January 31, 2004 there is no specified monthly payment. The achievement of milestones is not required under the agreement, as revenue is earned by Enable’s ongoing research and development activities. AtriCure believes that its contract with Enable represents current market value, especially given its short duration. Further, there are no stated settlement provisions in the contract. Accordingly, AtriCure does not believe that there is any value to be allocated to the preexisting relationship.

AtriCure will add disclosures to the Pro Forma Financial Statements summarizing its conclusions with respect to its analysis of EITF 04-1.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

63.	Revise to provide details of the purchase price allocation that includes the purchase price, the estimated fair value of the assets and liabilities acquired and the allocation to identifiable intangible assets and goodwill. You should clearly identify the fair value adjustments to net tangible assets and liabilities acquired and indicate how you determined the value allocated to identifiable intangible assets. In addition, describe the factors that contributed to a purchase price resulting in the recognition of significant amounts of goodwill.

We have provided the requested disclosure regarding the purchase price allocation.

64.	If your purchase price allocation is preliminary, please disclose that fact and discuss why the allocation is preliminary, what events or activities must occur for it to be final, when management expects it to be finalized and the potential impact on the financial statements of any reallocation.

We have provided the requested disclosure regarding the preliminary nature of the purchase price allocation.

Note 3. Pro Forma Adjustments to the Unaudited Combined Statements of Operations – Page F-31 (now page F-49 “Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations”)

65.	Revise to clearly disclose why you are eliminating an equal amount of product sales revenue and product sales cost of revenue for purchases between Enable and AtriCure. Clarify whether there was any margin on these sales. In addition, indicate the nature of the $1.1 million offsetting adjustments in Notes (b) and (c) on page F-29.

We have provided the requested disclosure regarding the elimination of product sales revenue and product sales cost of revenues. In addition, we indicated the nature of the $1.1 million offsetting adjustments in Notes (b) and (c).

Part II Exhibits – Page II-3

66.	We note your intention to file some exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their review.

We have filed the following as additional exhibits: Exhibit 1.1, Form of Underwriting Agreement; Exhibit 2.1, Agreement and Plan of Merger, dated as of February 14, 2005, between AtriCure, Inc. and Enable Medical Corporation; Exhibit 3.1, Certificate of Incorporation, filed October 31, 2000; Exhibit 3.1.1, Certificate of Amendment, filed May 24, 2001; Exhibit 3.1.2, Certificate of Amendment, filed November 29, 2001; Exhibit 3.1.3, Certificate of Amendment, filed June 6, 2002; Exhibit 3.3, Amended and Restated Bylaws; Exhibit 4.1, Amended and Restated Investors’ Rights Agreement, dated June 6, 2002, between AtriCure, Inc. and each of the signatory Investors; Exhibit 4.1.1, Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated March 8, 2005, between AtriCure, Inc. and each of the signatory Investors; Exhibit 4.2, Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of June 6, 2002, by and among AtriCure, Inc., certain Series A shareholders, certain Series B shareholders, and certain common shareholders; Exhibit 4.3, Amended and Restated Voting Agreement, dated as of June 6, 2002, by and among AtriCure, Inc., certain common shareholders, certain Series A shareholders, and certain Series B shareholders; Exhibit 4.5, Specimen of warrant certificate issued to Series B preferred shareholders; Exhibit 4.6, Specimen of warrant certificate issued to Lighthouse Capital Partners V, L.P.; Exhibit 10.1, 2001 Stock Option Plan; Exhibit 10.6, Lease Agreement, dated as of December 18, 2000, between AtriCure, Inc. and Allen Road Properties Limited Liability Company; Exhibit 10.6.1, Agreement to Improve Lease Premises, First Amendment to Lease Dated December 18, 2000, dated as of May 28, 2002, between AtriCure, Inc. and Allen Road Properties Limited Liability Company; Exhibit 10.6.2, Agreement to Expand Leased Premises and Extend Lease, Second Amendment to Lease Dated December 18, 2000, dated as of April 8, 2004, between AtriCure, Inc. and Allen Road Properties Limited Liability Company; and Exhibit 10.7, Loan and Security Agreement No. 4631, dated as of March 8, 2005, by and between Lighthouse Capital Partners V, L.P. and AtriCure, Inc.

Exhibit 23.1 and 23.2

67.	Please include an updated and signed consent from your independent auditors with any amendment filed.

Peggy A. Fisher, Esq.

Securities and Exchange Commission

June 14, 2005

We have included an updated and signed consent from AtriCure’s independent auditors with this amendment to the registration statement.

Kindly contact the undersigned at (212) 351-4522 once you have had an opportunity to review this letter.

Very truly yours,

/s/ Theodore L. Polin
Theodore L. Polin

Encls.